UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  N/A)*

                                  'mktg, inc.'
                               (NAME OF ISSUER)

                    Common Stock, par value $0.001 per share
                         (TITLE OF CLASS OF SECURITIES)

                                   189875107
                                 (CUSIP NUMBER)

                              Gregory J. Garville
                            UCC-mktg Investment, LLC
                         c/o Union Capital Corporation
                          445 Park Avenue, 14th Floor
                            New York, New York 10022
                                 (212) 832-1141
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                                   Copies to:
                          Charles J. Downey III, Esq.
                            Finn Dixon & Herling LLP
                               177 Broad Street
                            Stamford, CT  06901-2048
                                 (203) 325-5000

                               December 15, 2009
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 189875107
                            13D

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      UCC-mktg Investment, LLC


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                         [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  -0-
            8.  SHARED VOTING POWER

                  4,537,234 Shares of Common Stock
            9. SOLE DISPOSITIVE POWER

                  -0-

            10.  SHARED DISPOSITIVE POWER

                  4,537,234 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,537,234 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions    [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            34.5%

14.   TYPE OF REPORTING PERSON
            OO-LLC

CUSIP NO. 189875107
                            13D

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      UCC-mktg Partners, LLC


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      AF

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                         [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  -0-
            8.  SHARED VOTING POWER

                  4,537,234 Shares of Common Stock

            9. SOLE DISPOSITIVE POWER

                  -0-

            10.  SHARED DISPOSITIVE POWER

                  4,537,234 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,537,234 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions    [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           34.5%

14.   TYPE OF REPORTING PERSON
            OO-LLC

CUSIP NO. 189875107
                            13D

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gregory J. Garville


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      AF, PF

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                         [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  -0-
            8.  SHARED VOTING POWER

                  4,537,234 Shares of Common Stock

            9. SOLE DISPOSITIVE POWER

                  -0-

            10.  SHARED DISPOSITIVE POWER

                  4,537,234 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,537,234 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions    [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            34.5%

14.   TYPE OF REPORTING PERSON
            IN

CUSIP NO. 189875107
                            13D

1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James C. Marlas

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [X]

3.    SEC USE ONLY

4.    Source of Funds
      AF, PF

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                         [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  187,159
            8.  SHARED VOTING POWER

                  4,537,234 Shares of Common Stock

            9. SOLE DISPOSITIVE POWER

                  187,159

            10.  SHARED DISPOSITIVE POWER

                  4,537,234 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,724,393 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions    [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            36.0%

14.   TYPE OF REPORTING PERSON
            IN

INTRODUCTION.

      This statement on Schedule 13D (the "SCHEDULE 13D") relates to a securities purchase agreement, dated as of November 25, 2009 (the "PURCHASE AGREEMENT"), by and among 'mktg, inc.', a Delaware corporation ("ISSUER"), UCC-mktg Investment, LLC, a Delaware limited liability company ("UCC-INVESTMENT"), and certain management investors listed therein ("MANAGEMENT INVESTORS" and, together with UCC-Investment, the "BUYERS"), pursuant to which the Buyers purchased from the Issuer:

               Senior Secured Notes (the "SECURED NOTES");

               Shares  of  Series  D Convertible Participating Preferred
                  Stock, par value $0.001 per share (the "PREFERRED STOCK"); and

               Warrants (the "WARRANTS")  to  purchase  shares of common
                  stock (the "COMMON STOCK").

      The Purchase Agreement is attached as an exhibit to the Issuer's 8-K filed on November 30, 2009 and is herein incorporated by reference.

ITEM 1.     SECURITY AND ISSUER.

      (a) Name of Issuer: 'mktg, inc.', a Delaware corporation
      (b) Address of Issuer's Principal Executive Offices:
         75 Ninth Avenue
         New York, NY 10011
      (c) Title and Class of Securities: Common Stock, par value $0.001


ITEM 2.     IDENTITY AND BACKGROUND.

      This Schedule 13D is filed by UCC-Investment, UCC-mktg Partners, LLC, a Delaware limited liability company ("UCC-PARTNERS"), James C. Marlas ("MARLAS"), and Gregory J. Garville ("GARVILLE").

      UCC-Investment,   UCC-Partners,   Marlas  and  Garville  are  collectively
referred to as the "REPORTING PERSONS" in this Schedule 13D.

      By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it.

UCC-INVESTMENT

      UCC-Investment is a limited liability company organized under the laws of the State of Delaware. UCC-Investment was formed for the specific purpose of consummating the transactions contemplated by the Purchase Agreement. The management, control and operation of UCC-Investment is vested in UCC-Partners. The principal business address and executive office of UCC-Investment is c/o Union Capital Corporation, 445 Park Avenue, 14th Floor, New York, New York 10022.

UCC-PARTNERS

      UCC-Partners is a limited liability company organized under the laws of the State of Delaware. UCC-Partners was formed for the specific purpose of serving as the manager of UCC-Investment. The management and control of UCC-Partners is vested in its members. The principal business address and executive office of UCC-Partners, and the business address of each of the executive officers and members of UCC-Partners, is c/o Union Capital Corporation, 445 Park Avenue, 14th Floor, New York, New York 10022.

      The executive officers and controlling members of UCC-Partners are as follows:

Name              Position                       Principal Occupation or
                                                 Employment

Marlas            Managing Director, Member      Chairman, Union Capital
			      		         Corporation

Garville          Managing Director, Member      President, Union Capital
					         Corporation

Jay F. Landauer   Director, Member               Vice President, Union Capital
                                                 Corporation

Arthur G. Murray  Director, Member               Managing Director,
                                                 Union Capital Corporation

Reis L. Alfond    Vice President, Secretary,     Associate, Union Capital
                  Member                         Corporation


MARLAS AND GARVILLE

      Marlas and Garville are the Chairman and President, respectively, of Union Capital Corporation ("UNION CAPITAL"), a private equity firm. Marlas founded Union Capital in 1968. Garville joined Union Capital in 1983 and has been President since 1994. The principal business address of each of Marlas and Garville is c/o Union Capital Corporation, 445 Park Avenue, 14th Floor, New York, New York 10022.

      Due to their position with UCC-Partners, the manager of UCC-Investment, Marlas and Garville may be deemed to be beneficial owners of the 4,537,234 shares of Common Stock held by UCC-Investment.

None of the Reporting Persons or other persons whom information is provided in this Item 2 (i) has been convicted in a criminal proceeding in the past five (5) years (excluding traffic violations or similar misdemeanors, if any) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On December 15, 2009 (the "CLOSING"), UCC-Investment acquired Secured Notes in the amount of $2,132,500 ("INVESTMENT SECURED NOTES"), 2,132,500 shares of Preferred Stock ("INVESTMENT PREFERRED STOCK") initially convertible into 4,537,234 shares of Common Stock, and Warrants to purchase 2,095,200 shares of Common Stock ("INVESTMENT WARRANTS" and, together with the Investment Secured Notes and the Investment Preferred Stock, the "INVESTMENT SECURITIES") for an aggregate purchase price of $4,265,000 pursuant to the Purchase Agreement. The purchase price paid by UCC-

Investment was furnished using the investment capital of UCC-Investment. The investment capital of UCC-Investment was contributed by Marlas, Garville and certain other members of UCC-Partners. No part of the purchase price was
borrowed  by   UCC-Investment  for  the  purpose  of  acquiring  the  Investment
Securities.

      Each share of Preferred Stock is convertible into Common Stock at an initial conversion price of $0.47, subject to antidilution adjustments and certain other adjustments as set forth in the Certificate of Designations, Preferences and Rights of Series D Convertible Participating Preferred Stock of the Issuer listed as an exhibit to the Issuer's 8-K filed on November 30, 2009 ("CERTIFICATE OF DESIGNATIONS") and as further described in Item 4 below. Initially, each share of Preferred Stock converts into Common Stock at a ratio of 1.00/.47, subject to antidilution adjustments and certain other adjustments set forth in the Certificate of Designations.

      The Warrants have an exercise price of $0.001 per share and are exercisable for a period of six years following the date that is 180 days after the issuance of the Warrants.

      The 187,159 shares of Common Stock reported herein as beneficially owned by Marlas pursuant to which he has sole voting power and sole dispositive power (the "MARLAS SHARES") are owned as follows: 152,159 shares are owned by the James C Marlas 2007 Charitable Remainder UniTrust, of which Mr. Marlas and his wife are the lifetime beneficiaries and Mr. Marlas is the sole trustee; 15,000 shares are owned by the James C. Marlas Revocable Trust dated 11/09/07, of which Mr. Marlas is the sole owner and beneficiary; and 20,000 shares are owned by an individual retirement account for the benefit of Mr. Marlas (collectively, the "MARLAS ENTITIES"). The Marlas Shares were acquired from time to time in open market transactions with personal funds. The aggregate purchase price paid for the Marlas Shares was $203,796.49.

      This Item 3 and the other Items of this Schedule 13D do not provide a complete description of the Purchase Agreement or the Certificate of Designations and each such description is qualified in its entirety by reference to the Purchase Agreement and the Certificate of Designations, each of which is listed as an exhibit to the Issuer's 8-K filed on November 30, 2009, and each of which is incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION.

      The Investment Securities were acquired for investment. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of Investment Securities or other securities of the Issuer, consistent with their investment purpose, the Reporting Persons, at any time and from time to time, may acquire additional securities of the Issuer or dispose of any or all of their Investment Securities or other securities of the Issuer depending upon an ongoing evaluation of the investment in the Investment Securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

      Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the Board of Directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business, results, plans, prospects, ownership structure and management. The Reporting Persons may discuss ideas that, if effected, may result in acquisitions by persons of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, changes in the Issuer's capitalization and/or changes in the Board of Directors or management of the Issuer.

      Pursuant to the Purchase Agreement, the Issuer agreed to issue and sell, and UCC-Investment agreed to purchase, the Investment Securities all as described in Item 3 above. The Preferred Stock contains adjustment provisions pursuant to which, in certain circumstances, UCC-Investment may be entitled to acquire additional shares of Common Stock. The Certificate of Designations provides that the Preferred Stock has antidilution protection and liquidation, conversion, director designation and voting rights in preference to the Common Stock. Descriptions of such rights, and of rights under the Purchase Agreement, contained herein are qualified in their entirety by reference to the Purchase Agreement and the Certificate of Designations, each of which is listed as an exhibit to the Issuer's 8-K filed on November 30, 2009, and each of which is incorporated herein by reference.

Preferred Stock.

The terms of the Preferred Stock are set forth in the Certificate of Designations, which was filed with the Secretary of State of the State of Delaware on December 15, 2009.

      Conversion of Preferred Stock. The Certificate of Designations provides that the shares of Preferred Stock have a Stated Value of $1.00 per share and will initially be convertible into Common Stock at a conversion price of $0.47. The conversion price of the Preferred Stock will be subject to full ratchet anti-dilution protection for 18 months and weighted-average anti-dilution protection thereafter, in each case, subject to customary exceptions. The shares of Preferred Stock are convertible into Common Stock at any time until the sixth anniversary of the Closing.

      Liquidation Preference. The Certificate of Designations provides that holders of the Preferred Stock will be entitled to be paid upon a liquidation, redemption (as described below), or change of control, the Stated Value of such shares plus the greater of (a) a 14% accreting liquidation preference, compounding annually, and (b) 3% of the volume weighted average price of the Common Stock outstanding on a fully-diluted basis (excluding the shares issued upon conversion of the Preferred Stock) for the 20 days preceding the event (the "PREFERENCE AMOUNT"). A consolidation or merger, a sale of all or substantially all of the Issuer's assets, and a sale of 50% or more of the Common Stock are each treated as a change of control for this purpose.

      Dividends. The Certificate of Designations provides that holders of Preferred Stock will not be entitled to special dividends but will be entitled to receive dividends when declared on the Common Stock as if such Preferred Stock had been converted to Common Stock.

      Redemption. The Certificate of Designations provides that after the sixth anniversary of the Closing, holders of the Preferred Stock can require the Issuer to redeem the shares of Preferred Stock at a redemption price equal to the Preference Amount. In addition, the Issuer may be required to redeem the shares of Preferred Stock earlier upon the occurrence of a "Triggering Event." Triggering Events include (i) a failure by the Issuer to timely deliver shares of Common Stock upon conversion of Preferred Stock, (ii) the Issuer's failure to pay amounts due to the holders of Preferred Stock (after notice and a cure period), (iii) a bankruptcy event with respect to the Issuer or any of its subsidiaries, (iv) the Issuer's default under other indebtedness in excess of certain amounts, and (v) the Issuer's breach of representations, warranties or covenants in the documents entered into in connection with the transaction. Upon a Triggering Event or the Issuer's failure to redeem the Preferred Stock, the accretion rate on the Preferred Stock will increase to 16.5% per annum. The Issuer may also be required to pay penalties upon its failure to timely deliver shares of Common Stock upon conversion of the shares of Preferred Stock.

      Voting. The Certificate of Designations provides that the Preferred Stock will vote together with the Common Stock on an as-converted basis, and the vote of a majority of the shares of the Preferred Stock will be required to approve, among other things, the following actions by the Issuer (i) any issuance by the Issuer of capital stock which is senior to or pari passu with the Preferred Stock; (ii) any increase in the number of authorized shares of Preferred Stock;
(iii) any dividends or payments on equity securities; (iv) any amendment to the Issuer's Certificate of Incorporation, By-laws or other governing documents that would result in an adverse change to the rights, preferences, or privileges of the Preferred Stock; (v) any material deviation from the annual budget approved by the Issuer's Board of Directors; and (vi) entering into any material contract not contemplated by the annual budget approved by the Issuer's Board of Directors.

Warrants.

The Warrants are exercisable for a period of six years, commencing on the 180th day after the issuance of the Warrants, and have an exercise price of $0.001 per share. This description of the Warrants is qualified in its entirety by reference to the form of Warrant listed as an exhibit to the Issuer's 8-K filed on November 30, 2009, which is incorporated herein by reference.

The Secured Notes.

The Secured Notes are not convertible into equity. The Secured Notes are secured by substantially all of the Issuer's assets pursuant to a security agreement and a pledge agreement, bear interest at a rate of 12.5% per annum payable quarterly, and mature in one installment on the third anniversary of the Closing. The Issuer has the right to prepay the Secured Notes at any time. While the Secured Notes are outstanding, the Issuer will be subject to customary affirmative, negative and financial covenants. The obligations under the Secured Notes are guaranteed by the Issuer's subsidiaries pursuant to the terms of a guaranty agreement, which such guaranty is secured by substantially all of each subsidiaries' assets pursuant to the terms of a security agreement and a pledge agreement, as applicable. This description of the Secured Notes is qualified in its entirety by reference to the form of Secured Notes listed as an exhibit to the Issuer's 8-K filed on November 30, 2009, which is incorporated herein by reference.

Board Rights.

The Certificate of Designations provides that so long as at least 25% of the shares of Preferred Stock issued at Closing are outstanding, the holders of the Preferred Stock as a class will have the right to designate two members of the Issuer's Board of Directors, and so long as at least 15% but less than 25% of the shares of Preferred Stock issued at the Closing are outstanding, the holders of the Preferred Stock will have the right to designate one member of the Issuer's Board of Directors. Additionally, the holders of a majority of the outstanding shares of Preferred Stock have the right to designate two non-voting observers to the Issuer's Board of Directors. The initial designees of the holders of Preferred Stock to the Board of Directors are Garville and Arthur G. Murray.

Participation Rights.

The Purchase Agreement provides that if the Issuer issues new equity securities, UCC-Investment will have the right to purchase its pro rata share of the new securities, subject to customary exceptions.

Registration Rights Agreement.

In connection with, and pursuant to, the Purchase Agreement, UCC-Investment entered into a registration rights agreement with the Issuer and the Management Investors, dated as of the date hereof

("REGISTRATION RIGHTS AGREEMENT"). Pursuant to the Registration Rights Agreement, at the request of the holders of a majority of the shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants, the Issuer will be required to file a registration statement with the SEC to register the resale of such shares of Common Stock under the Securities Act of 1933, as amended. This description of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement listed as an exhibit to the Issuer's 8-K filed on November 30, 2009, which is incorporated herein by reference.

Management Consulting Agreement.

Pursuant to a Management Consulting Agreement between the Issuer and Union Capital which was entered into in connection with the Purchase Agreement (the "CONSULTING AGREEMENT"), the Issuer is obligated to pay Union Capital a closing fee of $325,000, half of which was paid at the Closing and the balance of which will be paid in six monthly installments beginning January 1, 2010. Also, pursuant to the Consulting Agreement, Union Capital will provide the Issuer with management advisory services and the Issuer will pay Union Capital a fee of $125,000 per year for such services. Such fee will be reduced to $62,500 per year if the holders of the Preferred Stock no longer have the right to nominate two directors and UCC-Investment no longer owns at least 40% of the Common Stock purchased by it at Closing (assuming conversion of Investment Preferred Stock and exercise of Investment Warrants). The Consulting Agreement will terminate when both (x) the holders of the Preferred Stock no longer have the right to nominate any directors and (y) UCC-Investment no longer owns at least 20% of the Common Stock purchased by it at Closing (assuming conversion of Investment Preferred Stock and exercise of Investment Warrants). This description of the Consulting Agreement is qualified in its entirety by reference to the form of Consulting Agreement listed as an exhibit to the Issuer's 8-K filed on November 30, 2009, which is incorporated herein by reference.

Nasdaq Exception.

In connection with the transactions contemplated by the Purchase Agreement, the Issuer obtained Nasdaq approval for an exception to the Issuer's stockholder approval requirements under Nasdaq's "financial viability" rules in light of the Issuer's pressing cash needs.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) As a result of the transactions contemplated by the Purchase Agreement, UCC-Investment beneficially owns 4,537,234 shares of Common Stock, which represents 34.5% of the outstanding Common Stock. The amount of shares beneficially owned does not include the 2,095,200 shares of Common Stock underlying the Investment Warrants because the Warrants are not exercisable until 180 days after issuance. The other Reporting Persons may be deemed to be the beneficial owners of 4,537,234 shares of Common Stock as follows: UCC-Partners, as the manager of UCC-Investment; Garville, as a Managing Director and member of UCC-Partners; and Marlas, as a Managing Director and member of UCC-Partners. Because Marlas has voting and investment control over securities held by the Marlas Entities (which own, in aggregate, an additional 187,159 shares of Common Stock), Marlas may be deemed to be the beneficial owner of 4,724,393 shares of Common Stock, which represents 36.0% of the outstanding Common Stock. The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon (x) 8,596,951 shares of Common Stock outstanding as of November 30, 2009, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on November 30, 2009, plus
(y) 4,537,234 shares of Common Stock initially issuable upon conversion of 2,132,500 shares of Preferred Stock held by UCC-Investment.

      (b) Please see Items 7, 8, 9, 10, 11 and 13 of the respective cover sheet for each Reporting Person.

      (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

      (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e)   Not applicable.

ITEM 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth in Items 3 and 4 above is incorporated herein by reference.

      Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto, which agreement is attached hereto as Exhibit 99.1.

ITEM 7.      EXHIBITS

Exhibit 99.1
Agreement of Reporting Persons, dated December 17, 2009, among the Reporting Persons

Exhibit 99.2
Form of Certificate of Designations, Designations, Preferences and Rights of Series D Convertible Participating Preferred Stock of
'mktg, inc.' (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

Exhibit 99.3
Form of Senior Secured Promissory Notes of 'mktg, inc.'
(incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

Exhibit 99.4
Form of Warrant to Purchase Common Stock of 'mktg, inc.'
(incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

Exhibit 99.5
Form of Registration Rights Agreement among 'mktg, inc.' and purchasers of the Series D Convertible Participating Preferred Stock (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

Exhibit 99.6
Securities Purchase Agreement, dated as of November 25, 2009, by and among 'mktg, inc.', UCC-mktg Investment, LLC, and the "Management
Investors" identified therein (incorporated by reference to Exhibit
10.1 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

Exhibit 99.7
Management Consulting Agreement between 'mktg, inc.' and  Union
Capital Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on November 30,
2009)

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  December 17, 2009

                                     UCC-mktg Investment, LLC
                                     By: UCC-mktg Partners, LLC
                                     Its: Manager


                                   By:  /s/ Gregory J. Garville
                                        Gregory J. Garville, as
                                        Managing Director


                                     UCC-mktg Partners, LLC


                                   By:  /s/ Gregory J. Garville
                                        Gregory J. Garville, as
                                         Managing Director


                                   By:  /s/ Gregory J. Garville
                                        Gregory J. Garville

                                   By:  /s/ James C. Marlas
                                        James C. Marlas

                               INDEX TO EXHIBITS



							   Page

EXHIBIT 99.1 Agreement of Reporting Persons, dated December
17, 2009, among the Reporting Persons			    15
EXHIBIT 99.2 Form of Certificate of Designations, Designations, Preferences and Rights of Series D Convertible Participating Preferred Stock of 'mktg, inc.'(incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)
EXHIBIT 99.3 Form of Senior Secured Promissory Notes of 'mktg, inc.' (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)
EXHIBIT 99.4 Form of Warrant to Purchase Common Stock of 'mktg, inc.' (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)
EXHIBIT 99.5 Form of Registration Rights Agreement among 'mktg, inc.' and purchasers of the Series D Convertible Participating Preferred Stock (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)
EXHIBIT 99.6 Securities Purchase Agreement, dated as of November 25, 2009, by and among 'mktg, inc.', UCC-mktg Investment, LLC, and the "Management Investors" identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)
EXHIBIT 99.7 Management Consulting Agreement between 'mktg, inc.' and Union Capital Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

                                                   EXHIBIT 99.1

		SCHEDULE 13D JOINT FILING AGREEMENT

      In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

      Dated:  December 17, 2009

                                     UCC-mktg Investment, LLC
                                     By: UCC-mktg Partners, LLC
                                     Its: Manager


                                     By:  /s/ Gregory J. Garville
                                          Gregory J. Garville, as
                                           Managing Director


                                     UCC-mktg Partners, LLC


                                     By:  /s/ Gregory J. Garville
                                          Gregory J. Garville, as
                                             Managing Director


                                     By:  /s/ Gregory J. Garville
                                          Gregory J. Garville


                                     By:  /s/ James c. Marlas
                                          James C. Marlas